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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              COMAIR HOLDINGS, INC.
                            (Name of Subject Company)

                          ----------------------------

                              Comair Holdings, Inc.
                        (Name of Person Filing Statement)

                      Common Stock, no par value per share
                        (Title of Classes of Securities)

                                    199789108
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                               Randy D. Rademacher
            Senior Vice President Finance and Chief Financial Officer
                              Comair Holdings, Inc.
                     P.O. Box 75021, Cincinnati, Ohio 45275
                                 (606) 767-2550

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

Peter D. Lyons, Esq.                        Richard D. Siegel, Esq.
Shearman & Sterling                         Keating, Muething & Klekamp P.L.L.
599 Lexington Avenue                        1800 Provident Tower
New York, New York  10022                   One East Fourth Street
(212) 848-4000                              Cincinnati, Ohio  45202
                                            (513) 579-6400

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         This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 22, 1999, as subsequently amended (the
"Schedule 14D-9"), by Comair Holdings, Inc., a Kentucky corporation ("Comair"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase through its indirect, wholly owned subsidiary Kentucky Sub, Inc., a Kentucky corporation, all of the issued and outstanding shares of common stock (the "Shares"), no par value, of Comair, at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement.

         Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.  IDENTITY AND BACKGROUND

         (b)(1) 4.  Non-Employee Directors

         The first two paragraphs of the section entitled "Non-Employee Directors" are hereby amended and restated in their entirety as follows:

                  "Comair and each of Peter H. Forster, John A. Haas, Gerald L. Wolken, Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements dated as of August 10, 1999, in connection with the additional services and responsibilities required by any change in control situation. On August 10, 1999, the Compensation Committee of the Comair Board authorized the terms of these agreements, and such agreements were confirmed at a meeting of the Comair Board on October 1, 1999. Upon a "Change in Control" of Comair each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees, including fees for meetings and as chairman of any committees. The Non-Employee Directors' agreements also provide for lifetime travel privileges for the Non-Employee Directors and their immediate family members on all Comair flights. According to Comair's proxy statement for the July 2, 1999 annual meeting of Comair's shareholders, the basic annual director's fee paid to Non-Employee Directors of Comair is $20,000. In addition, each Non-Employee Director receives $1,500 per year for each committee of which he is a member. Committee chairmen receive an additional $1,500 annually. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of these agreements.

                  The foregoing description of the Non-Employee Directors' agreements does not purport to be complete and is qualified in its entirety by reference to the Non-Employee Directors' agreements which are filed as Exhibits (c)(8) through (c)(13), and are incorporated herein by reference."

         (b)(2) 1. Marketing and Code Sharing Arrangements Between Comair and Delta

         The last sentence of the first paragraph of the section entitled "Marketing and Code Sharing Arrangements Between Comair and Delta", is hereby amended by deleting such sentence and replacing it in its entirety as follows:

                  "Delta and Comair have agreed to extend the Delta Connection Agreement on a month-to-month basis after its expiration."

                                        2


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Item 4.  THE SOLICITATION AND RECOMMENDATION

         (b) Background of the Merger and the Offer; Reasons for the Recommendations

         2.  Reasons for the Board's Recommendation

         The section entitled "Reasons for the Board's Recommendation" is hereby amended by deleting paragraph (v) and replacing it with the following paragraph:

                  "(v) That Morgan Stanley's analysis demonstrates that if the Delta Connection Agreement was amended or altered as provided by the Initial Delta Proposal or the Intermediate Proposal, the Shares might be expected to trade in the range from $5.00 per Share to $10.00 per Share and that the $23.50 per Share in cash to be paid in the Offer and the Merger represented a premium of approximately 135% to the $10.00 trading value and a premium of approximately 370% to the $5.00 trading value;"

         The section entitled "Reasons for the Board's Recommendation" is hereby amended and supplemented by inserting the following after paragraph number (xi):

                           "(xii) That the $23.50 per Share in cash to be paid
                  in the Offer and the Merger represented a premium of approximately 31% to the closing price of the Shares on October 15, 1999, the last full day of trading prior to the announcement of the execution of the Merger Agreement.

                  While the Comair Board noted (i) that the Offer price of $23.50 was less than the highest sales price per Share of $29.00 as reported on the Nasdaq National Market System in the fifty-two weeks prior to the announcement of the Offer and (ii) that the Offer price of $23.50 was less than the highest price of $24.75 which Comair had paid for Shares in the fifty-two weeks prior to the announcement of the Offer, the Comair Board did not consider either of these to be material factors given the Comair Board's expectation of the price at which the Shares might be expected to trade following the renegotiation or termination of the Delta Connection Agreement. The Comair Board is not aware of any firm offers made by any person, other than Delta and its affiliates, during the eighteen months preceding the announcement of the Offer for a merger or consolidation involving Comair or the sale or other transfer of all or any substantial part of the assets of Comair or the securities of Comair which would enable the holder thereof to exercise control of Comair."

         4.  Opinion of Morgan Stanley to the Board

         The first paragraph of the section entitled "Comparable Public Company Analysis" is hereby amended and restated in its entirety as follows:

                  "As part of its comparable public company analysis, Morgan Stanley compared certain financial information of Comair with corresponding publicly available information of a group of four publicly-traded regional airline companies that Morgan Stanley considered comparable in certain respects with Comair (the "Comparable Public Companies"), which group included: Mesa Air Group, Inc.; Atlantic Coast Airlines Holdings, Inc.; Sky West, Inc.; and Mesaba Holdings, Inc. Morgan Stanley applied a range of multiples for the Comparable Public Companies, based on certain market trading multiples, to operating data for Comair under the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan to evaluate at what price the Shares might be expected to trade in the public markets in the future based on each of these proposals."

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
         The section entitled "Comparable Public Company Analysis" is hereby amended by adding the following sentence at the end thereof:

                  "Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was above the range of the implied per share equity values of $18.57 to $4.96."

         The first paragraph of the section entitled "Discounted Stock Price Analysis" is hereby amended and restated in its entirety as follows:

                  "As part of its discounted stock price analysis, Morgan Stanley applied the multiples of the Comparable Public Companies to the future expected earnings of Comair under the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan to evaluate at what price the Shares might be expected to trade in the public markets in the future based on each of these proposals. Morgan Stanley applied a range of earnings multiples based on the comparable public company analysis to projected year 2003 earnings for each of the proposals, to imply a future stock price for Comair. The implied future stock price from this analysis was then discounted to its present value based on a range of discount rates representing the estimated cost of equity for Comair. As set forth in the chart below, such analysis, using a multiple range of 7x to 11x and a discount rate of 13% to 15%, yielded (i) a per share equity value of $11.45 to $18.96 for the Comair Proposal, (ii) a per share equity value of $7.04 to $11.66 for the Intermediate Proposal, (iii) a per share equity value of $4.99 to $8.26 for the Initial Delta Proposal, and (iv) a per share equity value of $6.71 to $11.11 for the Alternative Business Plan."

         The section entitled "Discounted Stock Price Analysis" is hereby amended by adding the following sentence at the end thereof:

                  "Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was above the range of the implied per share equity values of $18.96 to $4.99."

         The first paragraph of the section entitled "Precedent Transaction Premiums Analysis" is hereby amended and restated in its entirety as follows:

                  "As part of its precedent transaction premiums analysis, Morgan Stanley reviewed takeover premiums paid in precedent airline and "going private" transactions. Morgan Stanley applied a range of premiums based on such precedents to the potential trading values arrived at in the comparable public company analysis to evaluate the potential prices for the Shares under each of the proposals. Using publicly available information, Morgan Stanley performed an analysis of two precedent transactions (the "Precedent Airline Transactions") in the regional air carrier business segments that Morgan Stanley deemed comparable to the Offer and the Merger for purposes of an analysis of premiums paid. The two transactions constituting the Precedent Airline Transactions were (acquiror/acquiree): American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. Morgan Stanley calculated that the premium to unaffected stock price in the American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. transactions was 51.9% and 24.4%, respectively, with a mean of 38.2% and a median of 38.2%. After combining the results of the Precedent Airline Transactions with data from Securities Data Corporation indicating that the mean and medium premiums paid in 76 "going private" transactions during the past five years was 37.4% and 31.8%, respectively, Morgan Stanley calculated a range of implied share values based on a range of premiums from 30% to 40% applied to the values derived from the comparable public company analysis set forth above:"

         The section entitled "Precedent Transaction Premiums Analysis" is hereby amended by adding the following sentence at the end thereof:

                  "Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was at the high end of the range of the implied per share equity values of $25.99 to $6.45."

         The first paragraph of the section entitled "Precedent Transaction Multiples Analysis" is hereby amended and restated in its entirety as follows:

                  "As part of its precedent transaction multiples analysis and using publicly available information, Morgan Stanley performed an analysis of the acquisition of ASA Holdings, Inc. by Delta. Morgan Stanley applied the multiples from the ASA transaction to the Comair operating data to evaluate the potential prices for the Shares. Applying the multiples of earnings paid in the ASA transaction to the expected earnings in the Initial Delta Proposal, the Intermediate Proposal and analysts' expected earnings for Comair as compiled by IBES resulted in a range of values for Comair of $21.96 to $16.94."

         The section entitled "Precedent Transaction Multiples Analysis" is hereby amended by adding the following sentence at the end thereof:

                  "Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was above the range of the implied per share equity values of $21.96 to $16.94."

         The first paragraph of the section entitled "Discounted Cash Flow Analysis" is hereby amended and restated in its entirety as follows:

                  "As part of its discounted cash flow analysis, Morgan Stanley analyzed the future cash flows generated under the projections provided by Comair management for each of the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan and discounted those cash flows under each such proposal to the present value in an attempt to quantify the present value of executing a business plan under each of the proposals assuming all of the projections were achieved. Morgan Stanley performed a discounted cash flow analysis of Comair for the fiscal years ended 2000 through 2004 based on the each of the proposals. Unlevered free cash flows of Comair were calculated as net income plus depreciation and amortization plus deferred taxes plus other non-cash expenses plus after-tax net interest expense less capital expenditures less investment in working capital. Morgan Stanley calculated terminal values by applying a range of multiples to operating income in fiscal 2004 from 6x to 8x, representing estimated market trading multiples for regional airlines. The unlevered cash flow streams and terminal values were then discounted to the present using a range of discount rates from 11% to 13%, representing an estimated weighted average cost of capital range for Comair. The discounted values representing the aggregate values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on this analysis, Morgan Stanley calculated implied per share equity values for Comair of:"

         The section entitled "Discounted Cash Flow Analysis" is hereby amended by adding the following sentence immediately after the Discounted Cash Flow Analysis chart:

                  "Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was at the high end of the range of the implied per share equity values of $27.09 to $10.04."

         The last paragraph on page 17 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                  "In performing its analyses, Morgan Stanley relied upon numerous assumptions provided to it by the management of Comair with respect to Comair's industry performance, general business and economic conditions and other matters, including, but not limited to, assumptions relating to Comair's deployment plan (including the number of aircraft that would be under operation, the number and the timing of the delivery of aircraft and available seat miles), cost constraints, passenger demand and operating margins as related to the continuation or the termination of the Delta Connection Agreement and the carrier market generally. Such analyses were performed solely as part of Morgan Stanley's analysis of whether the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Delta and its affiliates), and were conducted in connection with the delivery of the Morgan Stanley Opinion to the Comair Board. The analyses performed by Morgan Stanley are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which Comair might actually be sold."

Annex I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

         The first two paragraphs of the section entitled "Directors and Executive Officers: Material Contracts and Agreements with Executive Officers:
Non-Employee Directors" are hereby amended and restated in their entirety as follows:

                  "Comair and each of Peter H. Forster, John A. Haas, Gerald L. Wolken, Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements dated as of August 10, 1999 in connection with the additional services and responsibilities required by any change in control situation. On August 10, 1999, the Compensation Committee of the Comair Board authorized the terms of these agreements, and such agreements were confirmed at a meeting of the Comair Board on October 1, 1999. Upon a "Change in Control" of Comair each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees, including fees for meetings and as chairman of any committees. The Non-Employee Directors' agreements also provide for lifetime travel privileges for the Non-Employee Directors and their immediate family members on all Comair flights. According to Comair's proxy statement for the July 2, 1999 annual meeting of Comair's shareholders, the basic annual director's fee paid to Non-Employee Directors of Comair is $20,000. In addition, each Non-Employee Director receives $1,500 per year for each committee of which he is a member. Committee chairmen receive an additional $1,500 annually. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of these agreements.

                  The foregoing description of the Non-Employee Directors' agreements does not purport to be complete and is qualified in its entirety by reference to the Non-Employee Directors' agreements."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Comair Holdings, Inc.

                                    By:    /s/ Randy D. Rademacher
                                    ----------------------------------------
                                    Name:  Randy D. Rademacher
                                    Title: Senior Vice President Finance and
                                               Chief Financial Officer

Dated:  November 5, 1999








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